Exhibit (a)(1)(ii)

Attachment A

WATCHGUARD TECHNOLOGIES, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

ELECTION FORM

I,                                          , hereby accept the Offer made by WatchGuard Technologies, Inc. (the “Company”) to eligible employees to exchange stock options that (a) were granted under the Plans, (b) have an exercise price equal to or greater than $6 and (c) are outstanding on the Cancellation Date (the “Eligible Options”). In exchange for the cancellation of each Eligible Option I tender that is accepted for exchange, I will be entitled to receive, in accordance with the terms and subject to the conditions of the Offer, a replacement option (a “Replacement Option”) to be granted on the Cancellation Date (the date and time of such grant of Replacement Options being referred to as the “Replacement Grant Date”). The terms and conditions of the Replacement Option will be as described in the Offer to Exchange Eligible Outstanding Stock Options (the “Offering Memorandum”). Capitalized terms not otherwise defined in this Election Form shall have the meaning set forth in the Offering Memorandum.

1.	I agree to be bound by all of the terms and conditions of the Offer, as described in the Offering Memorandum.

2.	I understand that I may only tender for exchange in the Offer Eligible Options. I also understand that if I tender any of my Eligible Options, I must tender all Eligible Options that I hold. This means that I may not tender for exchange only a portion of my Eligible Options. However, if I have previously partially exercised an Eligible Option, I may still tender for exchange the remaining unexercised portion of such Eligible Option.

3.	I understand that, upon the terms and subject to the conditions of the Offer, in exchange for each Eligible Option that I validly tender and that is accepted for exchange and cancelled, the Company will grant me a Replacement Option to purchase shares of common stock according to the following exchange ratios:

Per Share Exercise Price Range of Eligible Options	Exchange Ratio (number of shares of common stock subject to Replacement Options for every 10 shares of common stock subject to Eligible Options)
$6.00 – $8.00	9 shares or 90%
$8.01 – $10.00	7.5 shares or 75%
$10.01 or greater	3.33 shares or 33.3%

I understand that grants of Replacement Options will be calculated according to the above exchange ratios and will be rounded up to the nearest whole share on a grant-by-grant basis. Accordingly, Replacement Options will not be granted for fractional shares.

4.	I understand that, upon the terms and subject to the conditions of the Offer, Replacement Options will be granted on the Replacement Grant Date.

5.	I understand that each Replacement Option will be vested and exercisable at grant as to the percentage of shares that would have been vested under the corresponding Eligible Option on the Replacement Grant Date. If the option was granted at least one year prior to the date hereof or if the option started to vest monthly immediately following the date of grant, an additional 2.0833% of the Replacement Option (or the percentage specified in the applicable stock option agreement for the cancelled Eligible Option, if different) will vest thereafter on each monthly anniversary of the Replacement Grant Date, so long as I continue my Service Status. If the option was granted less than one year ago, the Replacement Option will start vesting on a monthly basis on the first monthly anniversary of the Replacement Grant Date following the date that the cancelled Eligible Option would have started vesting.

6.	I understand and agree that if I accept the Offer:

•	I lose my right to exercise any outstanding unexercised shares under the cancelled Eligible Options and my right to any consideration other than the right to receive, subject to the terms and conditions of the Offer, a Replacement Option in accordance with the terms and conditions of the Offer;

•	the number of shares exercisable under my Replacement Option will be less than the number of shares currently subject to the Eligible Option based on the ratio set forth above.

•	the Replacement Options that I receive will be subject to the terms and conditions of the applicable Plan under which the Eligible Option was granted, and a new stock option agreement between me and the Company; and

•	there are circumstances under which I will not receive a Replacement Option, the return of my cancelled Eligible Option or any other consideration for my cancelled Eligible Option, including a change in or termination of my Service Status for any reason, with or without cause, on the Replacement Grant Date.

7.	I understand that I may withdraw my election to tender an Eligible Option by properly submitting a Notice of Change of Election before the Expiration Time. I understand that, unless I validly withdraw my election to tender before the Expiration Time, my election to tender my Eligible Options will be irrevocable, except as set forth in paragraph 8 below. Eligible Options that I have tendered and that the Company has accepted for cancellation and exchange will be cancelled in their entirety on the Cancellation Date.

8.	I understand that if my employment with the Company terminates for any reason before the date of the expiration of the Offer, I will be deemed to have automatically revoked this election to tender, I will lose my right to receive a Replacement Option in exchange for my Eligible Options and I will instead continue to hold my Eligible Options subject to their terms.

9.	I understand that there will be no change to any of my Eligible Options if I do not accept the Offer, and that any such Eligible Option will continue to be governed by the terms and conditions of the applicable Plan and the underlying stock option agreement between the Company and me.

10.	I acknowledge and agree that I have received a copy of the Offering Memorandum.

11.	I agree to deliver to WatchGuard, if so requested in order to effect the cancellation and exchange of any tendered Eligible Option listed below, the stock option agreement for such tendered Eligible Option. I understand and agree, however, that the stock option agreement for any Eligible Option that the Company cancels pursuant to the Offer will be cancelled as of the Cancellation Date, and will be of no further force and effect, without further action on the part of any party and regardless of whether I deliver such agreement to the Company.

12.	I understand and agree that neither eligibility to participate nor actual participation in the Offer conveys any right to remain employed or engaged by the Company or its subsidiary (or any successor corporation in a merger or acquisition) or to retain the same Service Status. If my employment, consulting or director relationship is currently at will, it will continue to be at will and the Offer will not change my Service Status or the status of any existing employment or consulting agreements to which I may be a party.

13.	I acknowledge and agree that the Company has made no representations or warranties to me regarding:

•	the Offer other than those contained in the Offering Memorandum, this Election Form, the form of Notice of Change of Election and the form of Replacement Option Grant Agreement;

•	the exercise price of the Replacement Option or the future trading price of the Company’s common stock;

•	my current or future Service Status with the Company (or any subsidiary or successor company); or

•	the Company’s future business status or financial condition.

14.	I acknowledge and agree that my participation in the Offer is at my own discretion and risk, and that the Company will not be liable for any costs, taxes, loss or damage that I may incur as a result of or in connection with my election to participate in the Offer.

15.	I acknowledge and agree that the Company will determine, in its discretion, all questions and interpretation related to the Offer and the tender, cancellation and exchange of Eligible Options, including the eligibility of tendering optionees, the number of shares eligible for exchange and the validity, form, eligibility (including time of receipt) and acceptance of this Election Form or of any Notice of Change of Election. The Company’s determination will be final and binding on all parties.

Subject to the foregoing, I hereby elect to accept the Offer and tender for cancellation and exchange all Eligible Options I currently hold, which Eligible Options are listed below (and on any additional sheets that I have attached to this Election Form):

Option Number	Option Grant Date	Exercise Price	No. of Unexercised Shares Subject to Option

☐	I have attached additional sheets.

You must sign this Election Form and print your name exactly as it appears on your option letter agreement. (If you are a fiduciary or representative signing on behalf of the optionee, you must follow the instructions given in Instruction 5 to this Election Form.)

	Date:	, 2005
(Signature)

(Print Name)

If you wish to tender options, you must fully and correctly complete, sign and date this Election Form and deliver it to the Company, together with any other required documents, before the Expiration Time.

INSTRUCTIONS TO ELECTION FORM

THESE INSTRUCTIONS FORM PART OF THE TERMS AND CONDITIONS OF THE OFFER.

1.    Delivery of Election Form.

A properly completed and executed original of this Election Form, along with any other documents required by this Election Form, must be received by Karen M. Vogel at the Company before 9:00 p.m., Pacific time, on Tuesday, May 17, 2005 (or, if the Company extends the Offer, before 9:00 p.m. on the last day of the extended Offer period) (the “Expiration Time”). You must use one of the methods indicated below:

Method of Delivery	Deliver To
Hand delivery	Karen M. Vogel. You must obtain a written receipt from Karen M. Vogel or Kari L. Kobata.

Facsimile	(206) 613-6600. You must obtain a fax confirmation.

Registered Mail or Overnight Courier

Karen M. Vogel, Director, Human Resources

WatchGuard Technologies, Inc.

505 Fifth Avenue South, Suite 500

Seattle, WA 98104-3892

Phone: (206) 613-3768

If you deliver by mail, you must use registered mail, signature at delivery required. If you deliver by overnight courier, you must obtain a signature at delivery.

The method of delivery and the delivery of all documents, including this Election Form, are at your own risk. Delivery will be deemed made only when the documents are actually received by the Company. In all cases, you should allow sufficient time to ensure timely delivery.

2.    Change of Election.

You may withdraw one or more tendered Eligible Options at any time before the Expiration Time. If the Company does not accept your tendered Eligible Option(s) before 9:00 p.m., Pacific time, on June 14, 2005, however, you may withdraw your election to tender after that time.

Withdrawal of Tender. If you elect to withdraw your previous tender in its entirety, you must indicate your withdrawal by submitting a Notice of Change of Election that indicates that you decline the Offer with respect to all of your Eligible Options. Such a Notice of Change of Election will replace this Election Form and this Election Form will be disregarded and be of no further force and effect. If you withdraw your tender, you will not be able to participate in the Offer unless and until you properly re-tender your Eligible Options on another Election Form before the Expiration Time, following the procedures described in the Offering Memorandum and these instructions.

3.    Tenders of Options.

If you intend to tender Eligible Options pursuant to the Offer, you must complete the table included in this Election Form and provide the information specified for each Eligible Option that you intend to tender. We currently expect to cancel properly tendered Eligible Options on May 18, 2005 (unless we extend the Offer, in which case the Cancellation Date will be correspondingly delayed).

We will not accept partial tenders of Eligible Options. If you tender, you must tender all of the Eligible Options that you hold. If you tender the remaining unexercised portion of an Eligible Option that you have partially exercised, you will receive a Replacement Option for the same number of shares as were subject to the unexercised portion of your cancelled Eligible Options.

If the Company accepts your tendered Eligible Options for cancellation and exchange, you will be ineligible to receive any option grants until the Replacement Grant Date. Any additional option grant(s) to you after the Replacement Grant Date will continue to be at the discretion of our board of directors.

4.    Inadequate Space.

If the space provided in this Election Form is inadequate, you should provide the information requested in the Election Form regarding the Eligible Options to be tendered on a separate schedule attached to the Election Form. You must print your name on the separate schedule, sign it and deliver it with the Election Form.

5.    Signatures.

You must sign this Election Form exactly as your name appears on the applicable stock option agreement, without alteration, abbreviation or any change whatsoever. If this Election Form is signed on your behalf by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signatory must indicate on this Election Form his or her full title and provide proper evidence of his or her authority to act in that capacity.

6.    Requests for Assistance or Additional Copies.

If you have any questions or need assistance, or wish to request additional copies of the Offering Memorandum, the Election Form or the Notice of Change of Election, please contact Karen M. Vogel at the Company, 505 Fifth Avenue South, Suite 500, Seattle, WA 98104-3892, telephone number (206) 613-3768. Copies will be furnished free of charge.

7.    Determination of Validity; Irregularities.

All questions and interpretations as to the Offer and this Election Form (including these instructions), any Notice of Change of Election and any other documents submitted with respect to tendered options, including the validity, form, eligibility (including time of receipt) and acceptance of a tender or a change to an election to tender, will be determined by the Company in its sole discretion. The Company’s determination will be final and binding on all parties. The Company reserves the right to reject any tender or withdrawals of an election to tender for any reason, including as a result of Election Forms or Notices of Change of Election that the Company determines are not in appropriate form or that it determines are unlawful to accept. The Company also reserves the right to waive any of the conditions to the Offer and any defect or irregularity in the tender or withdrawal of any particular Eligible Options or with respect to any particular optionee. No tender or withdrawal of Eligible Options will be deemed to be properly made until all defects and irregularities have been waived by the Company or cured within such time as the Company shall determine.

Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in this Election Form or any Notice of Change of Election, and neither the Company nor any other person will incur liability for failure to give any such notice.

8.    Additional Documents to Review.

You should read the Offering Memorandum and all documents referenced therein before deciding whether to tender your Eligible Options.

9.    Important Tax Information.

You should refer to Section 10 of the Offering Memorandum, which contains important U.S. federal income tax information about the Offer.

10.    Acknowledgment and Waiver.

By accepting the Offer, you acknowledge that: (a) your acceptance of the Offer is voluntary; (b) your acceptance of the Offer does not create a right to continue the same Service Status with the Company or its subsidiary (or any successor corporation, as applicable) and will not interfere with your ability and the ability of the Company or its subsidiary (or any successor corporation, as applicable) to terminate your Service Status at any time and for any reason, with or without cause or notice; and (c) the Offer, the cancelled Eligible Options and the Replacement Options are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, redundancy or end-of-service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

This Election Form, together with all other required documents, must be received by the Company before the Expiration Time.